Exhibit 99.1

MKDWELL Tech Inc. Announces Regained Compliance With Minimum Bid Price Requirement for Continued Listing on Nasdaq Capital Market

Hsinchu, Taiwan, March 2, 2026 (GLOBE NEWSWIRE) — MKDWELL Tech Inc. (the “Company”) (Nasdaq: MKDW), an automotive electronics manufacturer, today announced that on February 24, 2026, the Company received a written notice from Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, Nasdaq has determined that for the last 20 consecutive business days from January 26, 2026 to February 23, 2026, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

About MKDWELL Tech Inc.

Through our operating subsidiaries, we are a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends across the spectrum of research and development, design, production and sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as MKDWELL Tech Inc.’s strategic and operational plans, contain forward-looking statements. MKDWELL Tech Inc. may also make written or oral forward-looking statements in its periodic reports to the US Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MKDWELL Tech Inc.’s beliefs and expectations, such as expectations with regard to revenue, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

MKDWELL Tech Inc.

Email: ir@mkdwell.com